International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.intlcurator.com

02028914

April 24, 2002

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH. D.C. 164 SECTION

SUPPL

Dear Sirs:

Re: Press Release dated April 24, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

PROCESSED
P MAY 14 2002
THOMSON
FINANCIAL

S. Shane

Sophia Shane,
Corporate Development

Enc.

dlw 5/9

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

NEWS RELEASE

April 24, 2002 **Symbol: IC - TSE**

NEW DISCOVERY AT ASSEAN LAKE

International Curator Resources Ltd. (the "Company") is pleased to announce a new gold discovery at the Assean Lake Property, near Thompson Manitoba. HT-02-86 intersected 0.71 g/t gold over 13.80 meters, including 1.06 g/t gold over 7.05 meters and 4.19 g/t gold over 0.90 meters.

This new discovery is of particular significance because the gold occurs in a sulphide-bearing iron formation and is a new type of gold occurrence at Assean Lake. Hole HT-02-86 is located on a strong magnetic anomaly with a coincident IP anomaly about 800 meters east of the Hunt zone. The gold zone in HT-02-86 has not been tested on strike nor at depth, although the closest two holes, HT-02-85, 200 meters to the west and HT-02-89, 400 meters to the east, which also tested banded iron formations, are both highly anomalous in gold (see table). The Assean Lake Property is underlain by a large number of linear magnetic anomalies that are believed to represent banded iron formations. Based on the new discovery, these iron formations are very prospective for gold.

ASSEAN LAKE GOLD DRILL RESULTS

Drill Hole	Zone	Coordinates	Azimuth	Dip	From/to(m)	Width (m)*	Gold (g/t)
HT-02-73	Hunt	1550E 80S	330°	-65°	284.00-284.80	0.80	1.88
and					289.15-291.40	2.25	1.47
and					341.50-343.40	1.95	1.05
HT-02-78	B52	5150E 240N	330°	-45°	25.45-25.80	0.35	1.82
HT-02-80	B52	5250E 240N	330°	-45°	20.15-21.25	1.10	0.45
HT-02-85	Recce	2600E 110N	330°	-45°	43.10-43.60	0.50	1.82
HT-02-86	Recce	2800E 110N	330°	-45°	34.00-47.80	13.80	0.71
incl					34.55-41.60	7.05	1.06
Incl					34.55-35.45	0.90	4.19
HT-02-89	Recce	3200E 10N	330°	-45°	28.70-29.35	0.65	2.14

*The widths listed are drilled widths. True widths cannot be estimated until more drilling has better defined the strike and dip of the mineralized intervals.

Four holes were drilled to test the down plunge extension of the Hunt Zone at 100 meter centers. The last of these to be reported, HT-02-73, was drilled 100 meters west of HT-02-62 and intersected weakly mineralized zones at down-hole depths of about 285 and 340 meters. Further drilling at tighter spacing will be required to fully test the down plunge extent of the high-grade Hunt shoot.

Holes HT-02-78 and 80 tested the near-surface, on-strike extension of the B52 zone. Anomalous gold values were intersected over narrow intervals. The B52 zone is open at depth, however it appears to have limited strike length at surface.

Assean Lake reconnaissance drilling continues to uncover new gold mineralization, reaffirming the concept that Assean Lake could be an important new gold camp. The 2002 reconnaissance winter drilling resulted in the discovery of a number of new gold-bearing zones. The reconnaissance holes are wide-spaced and were mainly targeted on IP anomalies. Additional more closely-spaced drilling will be required to define the extent and grade of the newly discovered gold mineralization.

In addition to the new gold intersections, the 2002 winter drill program resulted in the discovery of nickel mineralization in a geological environment similar to the nickel deposits at Thompson, Manitoba, located some 100 kilometers to the west. These nickel intersections, which grade about 0.5% Ni, are also anomalous in cobalt, arsenic and chromium (typical of the Thompson deposits). Thompson is one of the most important nickel producing regions in the world.

The winter drill program was completed on March 29th and consisted of 4,612 meters in 37 drill holes. Results for all 37 drill holes have been received and reported. These results were compiled by R.J. Bailes, P.Geol., Vice President of International Curator, who is an appropriately qualified person as defined by National Instrument 43-101.

International Curator has earned a 60% interest in the Hunt claims by incurring cumulative expenditures of $1.25 million. Future work on the Hunt claims will be carried out by a joint venture, which will be 60% International Curator and 40% Rare Earth Metals.

Please visit International Curator's web site www.intlcurator.com for complete project details, photos and maps.

ON BEHALF OF THE BOARD

Michael D. McInnis
Chairman

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

TENKE
MINING CORP.

Tenke Mining Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.tenke.com

April 24, 2002

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: **Press Release dated April 24, 2002**

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

TENKE MINING CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

April 24, 2002 (TNK – TSX) ... Tenke Mining Corp. (the "Company") is pleased to announce that it has completed the previously announced private placement of 3.8 million shares in the capital stock of the Company at a price of $0.40 per share for gross proceeds of Cdn$1,520,000.

The Company has received regulatory acceptance of the private placement and the securities have now been issued to the investors.

ON BEHALF OF THE BOARD

"Adolf H. Lundin"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842